SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. [__])*

Mindpix Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

602673204
(CUSIP Number)

May 5, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Sidney J. Lorio, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 21,200,000
	6	SHARED VOTING POWER 119,700,000 shares of Common Stock.
	7	SOLE DISPOSITIVE POWER 21,200,000
	8	SHARED DISPOSITIVE POWER 119,700,000 shares of Common Stock.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,900,000 shares of Common Stock.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6% as of May 5, 2014
12	TYPE OF REPORTING PERSON IN

Page 2 of 5 Pages

Item 1(a).	NAME OF ISSUER

Mindpix Corporation (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

940 Lincoln Rd, # 315 Miami Beach, Fl 33139

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

Sidney J. Lorio, Jr.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the Reporting Person is 2116 Parkwood Drive, Bedford, TX 76021

Item 2(c).	CITIZENSHIP

Mr. Lorio is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP NUMBER

602673204

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Page 3 of 5 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

(a)	Amount Beneficially Owned: An aggregate of 140,900,000 shares of Common Stock, including 119,700,000 shares of Common Stock held by Sidney J. Lorio, Jr and Gloria Lorio JTWROS.
(b)	Percent of Class: 9.6%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 21,900,000 shares(held by Sidney J. Lorio, Jr. Roth IRA, managed by Mr. Lorio)
	(ii)	Shared power to vote or to direct the vote: 119,700,000 shares(held by Sidney J. Lorio, Jr. and Gloria Lorio JTWROS)
	(iii)	Sole power to dispose or to direct the disposition of: 21,900,000 shares(held by Sidney J. Lorio, Jr. Roth IRA, managed by Mr. Lorio)
	(iv)	Shared power to dispose or to direct the disposition of: 119,700,000 shares(held by Sidney J. Lorio, Jr. and Gloria Lorio JTWROS)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

With respect to the beneficial ownership reporting by Mr. Lorio, 119,700,000 shares of Common Stock are jointly held by Sidney J. Lorio, Jr. and Gloria Lorio JTWROS. Gloria Lorio is Mr. Lorio’s wife.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

Page 4 of 5 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: March 16, 2015

By:	/s/ Sidney J. Lorio, Jr.
Sidney J. Lorio, Jr., individually

Page 5 of 5 Pages